REG TECHNOLOGIES INC.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

INFORMATION CIRCULAR
(As at August 30, 2006 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of REG TECHNOLOGIES INC. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Monday, October 23, 2006 at 10:00 a.m. (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, at Proxy Dept. 100 University Avenue 9th Floor Toronto Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non- Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on Friday, August 25th, 2006 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company on record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 65,000,000 shares, divided into 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. 23,899,009 common shares are currently issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on August 25, 2006 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

	No. of Common Shares	Percentage of
Name of Shareholder	Owned	Outstanding
		Common Shares
SMR Investments Ltd.	3,477,807	14.5%

As of August 30, 2006, the directors and senior officers as a group owned beneficially directly and indirectly, 6,672,411 common shares of the Company, representing 27.9% of the presently issued and outstanding common shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION
(Form 51-102F6)

Compensation of Executive Officers and Directors

In this section “Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 (a “NEO”).

Executive compensation is required to be disclosed for each NEO. The following table sets out all compensation paid to the NEO as well as the compensation paid for services in all capacities to the Company and its subsidiaries for each of the three most recently completed financial years ending April 30, 2006, 2005 and 2004 in respect of each of the individuals who were the NEO. The Company does not have a pension plan.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the fiscal year ended April 30, 2006, and any compensation other than bonuses earned during the fiscal year ended April 30, 2005 (the payment of which was deferred) paid to such NEO by the Company and its subsidiaries for services rendered during the fiscal year ended April 30, 2006 was $nil. Other than as herein set forth, the Company did not pay any additional compensation to its NEO (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees). There was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended April 30, 2006.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	Payouts
					Securities Granted under Options/SARS(1) Granted #	Restricted Shares or Restricted Share Units ($)	(2) LTIP Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2006 2005 2004	250 Nil 12,000	Nil Nil Nil	Nil Nil (5) Nil (4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Vandeberg, CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd., which accrued $1,500 per month from the Company for management services provided to the Company.

(4)	During fiscal 2004, SMR was paid an additional $1,500 per month for secretarial services.

Incentive Plans

(a)	Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)	Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries made during the financial year ended April 30, 2006, to each NEO of REG Technologies. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Incentive Share Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), and having received approval by the shareholders and the TSX, the directors of the Company have adopted the REG Technologies Inc. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”). Under the Plan, the Company may grant options up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
John G. Robertson, President, Director and CEO	750,000	n/a (1)	$0.30	$0.33	October 20, 2010

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the TSX Venture Exchange.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value realized ($) (c)	Unexercised Options/SARs as FY-End (#) Exerciseable/Unexercisable (d)	Value of Unexercised in- the-money Options/SARs at FY-End ($) Exerciseable/Unexercisable
John G. Robertson, President, Director and CEO	750,000	n/a	n/a	n/a
James Vandeberg CFO	12,500	n/a	n/a	n/a

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the TSX Venture Exchange.

Retirement and Pension Plans

The Issuer has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Committee Responsibilities and Activities

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's annual financial statements prior to approval by the Board and release to the public. Currently, the members are Susanne Robertson, Jennifer Lorette and James Vandeberg.

At the present time the Issuer has does not have a Compensation Committee or Nominating Committee. All decisions involving compensation and nomination issues are made by the Board of Directors of the Issuer.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company compensated John Robertson for his services in his capacity as a Director of the Company in the aggregate amount of $250 (2005 - $nil).

During that same time period, the Company paid no other cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

Securities Authorized For Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement with SMR Investments Ltd. on May 1, 1996. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays the sum of $1,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. The Management Agreement was for a term of three years, expiring on May 1, 1999 and renewable annually thereafter. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time to which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or associate or affiliate of any such director or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s last completed financial year, other than routine indebtedness.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Management Proxy Circular and other than transactions carried out in the normal course of business of The Company or any of its affiliates, none of the directors or senior officers of The Company, a proposed management nominee for election as a director of The Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of The Company nor an associate or affiliate of any of the foregoing persons had since May 1, 2004 (the commencement of The Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected The Company or any of its subsidiaries or in any proposed transaction which has or would materially affect The Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer nor any proposed nominee for election as a director of The Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Board of Directors recommends that you vote in favour of the proposals outlined in this Information Circular.

Financial Statements

The audited financial statements of the Company for the fiscal years ended April 30, 2006 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the shareholders appoint Smythe Ratcliffe, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of Smythe Ratcliffe, Chartered Accountants, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration.

The Board of Directors recommends a vote FOR the appointment of Smythe Ratcliffe as auditor.

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Management recommends a vote “FOR” each of its nominees. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof (1)	Percentage of Issued Voting Shares
John George Robertson Richmond, B.C. President of the Company since 1984; President and Director of Teryl Resources Corp since 1986, of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, Chairman of the Board and President of Reg Corp., of REGI U.S., Inc., of IAS Communications, Inc., of Information-Highway.com, Inc. since 1995.	President, Secretary and Director	1982	1,381,699 (Directly) 1,188,530 (Indirectly) 750,000 Stock Options	13.9%
Jennifer Lorette* Richmond, B.C. Vice President of Administration and Secretary of the issuer since 1994 and a director and Secretary of the issuer since 2001; Director, Vice President and Secretary of Reg Corp., Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Director	2001	8,400 (Directly) 75,000 Stock Options	0.3%

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof (1)	Percentage of Issued Voting Shares
Susanne Robertson * Richmond, B.C. Director of Teryl Resources Corp.; Principal shareholder of SMR Investments Ltd.; Director of Reg Corp	Director	1984	615,975 (Directly) 3,477,807 (Indirectly) 250,000 Stock Options 541,946 Warrants (Indirectly)	20.4%
James Vandeberg * Sammamish, WA Attorney	Director and Chief Financial Officer	2004	37,500 Stock Options	0.1%
* Audit Committee
(1) Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

The Board of Directors recommends a vote FOR the appointment of John Robertson, Jennifer Lorette, Susanne Robertson and James Vandeberg as directors of the Company for the ensuing year.

Approval of Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), and having received approval by the shareholders and the TSX, the directors of the Company have adopted the Reg Technologies Inc. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”). Under the Plan, the Company may grant options up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually, and the Shareholders will be asked to approve the Plan.

The Board of Directors recommends a vote FOR the annual approval of the Plan.

Disinterested Shareholder Approval

In addition to the annual general approval described above, the Exchange requires companies to obtain approval of a majority of their disinterested shareholders for “share compensation plans” which, together with all of a company’s previously established or proposed stock option grants, could result at any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. Votes attaching to securities beneficially owned by interested parties may not be voted in respect of resolutions requiring approval by the Company’s disinterested Shareholders. To management’s knowledge, as of August 30, 2006 a total of 6,672,411 shares of the Company are held by insiders of the Company to whom options may be granted under the Plan which shares will not be eligible to be voted for the purposes of providing the annual approval of the Plan.

Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit, ratify, adopt, confirm and approve the adoption of the Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders.

The Board of Directors recommends a vote FOR the annual approval of the Plan by Disinterested Shareholders.

PARTICULARS OF OTHER MATTERS

Management of The Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia this 30th day of August, 2006.

By Order of the Board of
REG TECHNOLOGIES INC.

“John G. Robertson”
JOHN ROBERTSON,
President